IAMGOLD REPORTS PRELIMINARY 2025 OPERATING RESULTS &
2026 GUIDANCE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 19, 2026 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to report preliminary operating results for the fourth quarter and full year 2025. In addition, the Company is providing operating guidance for 2026 which outlines production and cost targets for the year ahead of the upcoming Côté Gold mine expansion study.

2025 Highlights

• 2025 attributable gold production of 765,900 ounces achieving the mid-point of the Company's 2025 production guidance following record quarterly production at all of its operations, including at Côté Gold which achieved the top end of its guidance targets.

  Côté produced 87,200 attributable ounces (124,600 ounces | 100%) in the fourth quarter and 279,900 attributable ounces in 2025 (399,800 ounces | 100%).
  Westwood produced 37,900 ounces in the fourth quarter and 113,900 ounces in 2025.
  Essakane produced attributable production of 117,300 ounces (138,100 ounces | 100%) in the fourth quarter and 372,100 ounces in 2025 (427,200 ounces | 100%).

• Cash costs1 are expected to be at the top end of the 2025 guidance range of $1,375 and $1,475 per ounce sold, and AISC1 are expected to approximate the midpoint of the 2025 guidance range of $1,830 and $1,930 per ounce sold.

• Record revenues expected with preliminary annual gold sales of 817,800 ounces (Côté 70% | Essakane and Westwood 100%) at an average realized gold price of approximately $3,480 per ounce (including the impact of gold prepayment deliveries in the first half of the year). Fourth quarter gold sales were 259,000 ounces at an average realized gold price of approximately $4,190 per ounce.

• IAMGOLD to report year-end financial results on Tuesday, February 17, 2026, after market close.

2026 Outlook

• Attributable gold production of 720,000 to 820,000 ounces, as operations at Côté Gold focus on sustainable operations at nameplate operating rates ahead of the expansion plans to be announced in the fourth quarter.

• Cash costs1, excluding royalties, are expected to average $1,100 to $1,250 per ounce sold. With the current strong gold price environment, royalties account for an average of approximately $325 per ounce sold - based on a gold price assumption for 2026 of $4,000 per ounce. Cash costs1, including royalties, are expected to average $1,425 to $1,575 per ounce sold.

• Sustaining capital expenditures1 are expected to be approximately $380 million ±5%. Sustaining capital at Côté Gold, on an attributable basis, is expected to total $160 million ±5%, an increase from the prior year due to additional non-recurring plant and infrastructure design changes and improvements identified during the ramp-up to optimize operations and operating costs.

• Expansion capital expenditures1 are expected to total $120 million ±5% in 2026, as the company intends to accelerate spending to de-risk the contemplated Côté expansion, early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit.

"I would like to commend our operations teams for an incredible fourth quarter as each of our mines reported record results, at an opportune time when the gold price is setting new highs and as IAMGOLD accelerates into its position as a strong mid-tier modern gold producer with significant cashflow generation and organic growth potential," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Turning the page to 2026, it is going to be a very exciting year for IAMGOLD as we continue to build on the momentum at Cote, Westwood and Essakane."

"At Côté, the operations team this year will be focusing on unit cost improvement through stable and efficient mining and milling practices. It is important for our team to be able to operate Côté within expected specifications before we expand the operation further. Meanwhile our projects team is pushing full steam ahead on the expansion study mine plan later this year that will outline: an increase to Côté Gold's throughput targeting the Côté and Gosselin zones as a single large pit based on a subset of the 16 million ounces of Measured and Indicated Resources and four million ounces of Inferred Resources."

"It is an exciting year as well at our Nelligan Mining Complex in the Chibougamau-Chapais region of Quebec, following our acquisitions at the end of last year of Northern Superior and Orbec, which significantly increased our property package and the potential of the consolidated camp. This year we are substantially increasing our budget to $25 million for a comprehensive exploration program. We are eager to get our drills to work on this project, which already is among the largest pre-production stage gold projects in Canada. Further, despite the significant mineral inventory of over 3.7 million Measured and Indicated ounces and 8 million Inferred ounces, many of the primary targets have seen minimal drilling over the last few years due to the competition for capital from other projects and capital constraints in the junior mining market. The exploration program this year will look to expand the mineralized footprint of both Nelligan and Philibert, while testing Monster Lake at depth, and then conducting regional exploration on high priority targets to further grow the potential of the project."

2025 OPERATING REVIEW

Quarter ended Dec 31, 2025		Côté Gold	Westwood	Essakane	Consolidated
					Q4 2025	Q4 2024
Gold produced, attr.[1]	oz	87,200	37,900	117,300	242,400	176,700
Material mined	kt	11,081	279	9,392
Waste mined	kt	6,567	-	5,269
Ore mined	kt	4,514	279	4,123
Mill feed	kt	2,874	299	3,241
Mill feed grade	g/t	1.44	4.21	1.50
Gold recovery	%	94%	93%	88%
Full year 2025		Côté Gold	Westwood	Essakane	Consolidated
					2025	2024
Gold produced, attr.[1]	oz	279,900	113,900	372,100	765,900	666,500
2025 Guidance	koz	250 - 280	125 - 140	360 - 400	735 - 820
Material mined	kt	45,108	1,378	39,648
Waste mined	kt	30,468	-	27,738
Ore mined	kt	14,640	1,378	11,910
Mill feed	kt	10,889	1,154	12,560
Mill feed grade	g/t	1.22	3.32	1.18
Gold recovery	%	93%	92%	90%

Notes: Figures may not add due to rounding.

1. Attributable ounces for 2025 account for IAMGOLD ownership interests of: Côté Gold - 70%; Essakane - weighted average of 90% share for H1 2025 and 85% for H2 2025; Westwood - 100%.

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In 2025, IAMGOLD achieved attributable gold production of 765,900 ounces, in line with its guidance range of 735,000 to 820,000 ounces.  Annual gold sales of 817,800 ounces (Côté 70% | Essakane and Westwood 100%) at an average realized gold price of approximately $3,480 per ounce (including the impact of the gold prepay deliveries completed in the first half of 2025). Fourth quarter gold sales were 259,000 ounces at an average realized gold price of approximately $4,190 per ounce.

Côté Gold

Annual attributable gold production for Côté Gold was 279,900 ounces (399,800 ounces | 100%) in its first full year of operations, achieving the top end of the guidance range of 250,000 to 280,000 ounces on an attributable basis (360,000 to 400,000 ounces | 100%). The mine completed the ramp-up and achieved nameplate plant throughput of 36,000 tpd over a period of thirty consecutive days ahead of schedule in June.

In the fourth quarter 2025, Côté Gold produced 87,200 attributable ounces (124,600 ounces | 100%), the highest quarter of production on record. Mining activity in the fourth quarter totaled 11.1 million tonnes, with a record of 4.5 million tonnes of ore mined during the period. The average grade of mined ore was 1.04 grams per tonne of gold ("g/t Au"), in line with the mine plan and the highest grade mined to date for the operation. Mill throughput totaled 2.9 million tonnes with record quarterly average head grades of 1.44 g/t Au and recoveries of 94%.

The installation of the additional secondary crusher was completed in November and commissioned in December with both cone crushers tested and operating in parallel. Operation of the contracted aggregate crusher will be phased out over the first half of 2026.

Westwood Complex

Annual gold production for Westwood was 113,900 ounces coming in, as noted in the prior quarter, below the guidance range of 125,000 to 140,000 ounces.

In the fourth quarter, the operation achieved its highest quarter of gold production on record, totaling 37,900 ounces. Underground mining activities averaged 1,139 tpd, translating to 105,000 tonnes in the quarter, a record volume from underground since the mine restart, with an average underground head grade of 9.87 g/t Au. Mined grades benefitted from the extraction of higher grade stopes which had been scheduled as part of the 2025 mine sequence. Mill throughput in the fourth quarter was 299,000 tonnes at a blended average head grade of 4.21 g/t Au and recoveries of 93%.

Essakane

Annual attributable gold production for Essakane was 372,100 ounces (427,200 ounces | 100%), following a strong fourth quarter, resulting in the mine achieving production within the attributable guidance range of 360,000 to 400,000 ounces (400,000 to 440,000 ounces | 100%) despite the change in ownership from 90% to 85% that was effective mid-year.

In the fourth quarter, Essakane achieved record production of 138,100 ounces, or 117,300 ounces on an attributable basis due to strong head grades. Mining activities totaled 9.4 million tonnes that includes 4.1 million tonnes of ore mined due to a low strip ratio of 1.3:1 in the quarter. The average grade of mined ore was 1.44 g/t Au, which were the highest grades mined in the year as the mine sequences further into Phase 7. Mill throughput totaled 3.2 million tonnes with strong head grades of 1.50 g/t Au and recoveries of 88%.

Cash Costs1 & AISC1

Cash costs1 are expected to be at the top end of the 2025 guidance range of $1,375 and $1,475 per ounce sold, and AISC1 are expected to approximate the mid-point of the 2025 guidance range of $1,830 and $1,930 per ounce sold. Cost guidance was increased mid-year due to the direct impact of higher gold prices on royalties, as well as a change in the royalty structure and the impact of a strengthening Euro on costs at Essakane and higher operating and non-recurring capital costs at Côté during ramp-up to support the long-term availability of the operation.

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2026 OPERATING OUTLOOK

IAMGOLD's operational guidance for 2026 is as follows:

Operating Guidance		Consolidated	Côté Gold	Westwood	Essakane
(attributable to IAMGOLD unless specified)
Gold production - 100%	koz	900 - 1,010	390 - 440	110 - 130	400 - 440
Ownership interest	%		70%	100%	85%
Gold production - attributable[1,2],[6]	koz	720 - 820	270 - 310	110 - 130	340 - 380

Cash costs (excluding royalties)[3]	$/oz	$1,100 - $1,250	$900 - $1,050	$1,500 - $1,650	$1,150 - $1,300
Royalties per ounce @ $4,000/oz	$/oz	$325	$300	-	$450
Cash costs (including royalties) [3],4	$/oz	$1,425 - $1,575	$1,200 - $1,350	$1,500 - $1,650	$1,600 - $1,750
AISC[3]	$/oz	$2,000 - $2,150	$1,775 - $1,925	$1,950 - $2,100	$2,000 - $2,150

Sustaining capital, attr.[2,3,4] ±5%	$M	$380	$160	$55	$165
Expansion capital, attr.[2,3] ±5%	$M	$120	$85	$30	$5

Notes: Figures may not add due to rounding. The 2026 guidance is based on the following full year assumptions: average realized gold price of $4,000 per ounce, USD:CAD exchange rate of 1.35, EUR:USD exchange rate of 1.18 and average Brent oil price of $65 per barrel and WTI price of $65 per barrel.

  Attributable ounces account for IAMGOLD ownership interests: Essakane - 85%; Côté Gold - 70%, Westwood - 100%
  Amounts shown are attributable to IAMGOLD
  This is a non-GAAP measure, refer to "Non-GAAP Financial Performance Measures" in the Company's September 30, 2025, MD&A for further information. See also the Cautionary Notes to this press release.
  Assumes a $4,000 per ounce gold price for calculating Royalties based on consensus gold price for 2026
  Includes $7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
  Mine planning assumes a budgeted gold price of $3,700/oz; while using cut-off grades based on current reserve pricing. Refer to the Mineral Resource and Reserve estimates in the Company's disclosures.

Royalty Sensitivities

	$ per ounce sold
Gold Price	Consolidated	Côté Gold	Essakane
$3,500	$270	$245	$350
$4,000 (guidance price)	$325	$300	$450
$4,500	$390	$340	$540
$5,000	$440	$385	$600

Côté Gold

Côté Gold attributable production in 2026 is expected to be in the range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026 now that the plant is operating at nameplate throughput is on stabilization and optimization, improving the cost structure and preparing for the contemplated expansion of Côte. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing in the expansion to derisk the larger build.

Mining activities in 2026 are planning a total of 52 million tonnes of material mined. This includes a large pushback to open up the pit to improve mine efficiency and prepare for the contemplated expansion. Mill throughput is expected to average 36,000 tpd over the course of the year after the successful installation of the additional secondary crusher in the fourth quarter 2025. Plant head grades are expected to average between 1.00 g/t and 1.10 g/t. Gold production is expected to be higher in the second half of the year based on expected lower grades in the first half of the year followed by higher grades in the second half - as determined by the scheduled mine sequence.

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Cash costs1, excluding royalties, at Côté Gold are expected to be in the range of $900 to $1,050 per ounce sold, and including royalties (assuming a $4,000 per ounce gold price) in the range of $1,200 to $1,350 per ounce sold. AISC1 is expected to be in the range of $1,775 to $1,925 per ounce sold.

Sustaining capital expenditures1 guidance for Côté Gold is approximately $160 million ±5% ($230 million | 100%) that includes $50 million ($70 million | 100%) of non-recurring capital to improve the operating efficiency and the long-term operating cost structure. Expansion capital1 of $85 million ±5% ($120 million | 100%) and mainly relates to the planned strategic pit pushback that will provide both operational flexibility in the near term and optionality for the expansion, as well as moving certain expansion related construction of the plant forward, which includes an additional Vertimill in early 2027.

Westwood Complex

Westwood production is expected to be in the range of 110,000 to 130,000 ounces in 2026. Underground mining is planned for between 900 to 1,000 tonnes per day and the Grand Duc open pit life has been extended into 2027 based on the improved economics in the current gold price environment. Mill throughput is expected to average 1.2 million tonnes in 2026 with blended head grades expected to average 3.44 g/t over the course of the year.

Cash costs1 at Westwood are expected to be in the range of 1,500 to $1,650 per ounce sold and AISC1 in the range of $1,950 to $2,100 per ounce sold.

Sustaining capital expenditures1 guidance is $55 million ±5%, primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill. Expansion capital1 of $30 million is primarily associated with development works to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining. Additional extensions to the Grand Duc pit will also be investigated this year.

Essakane

Essakane attributable production is expected to be in the range of 340,000 to 380,000 ounces (400,000 to 440,000 ounces | 100%). Mining activities will predominantly target Phase 6 and 7 and the Lao pit that is adjacent to the Essakane Main Zone, with an estimated target of 42 to 43 million tonnes of material mined at a strip ratio between 2.5 to 3:1. Mill throughput is expected to total near 13 million tonnes with head grades averaging 1.10 g/t Au.

Cash costs1, excluding royalties and gold-price linked costs, are expected to be in the range of $1,150 to $1,300 per ounce sold, and including royalties and gold-price linked costs, in the range of $1,600 to $1,750. AISC1 is expected to be in the range of $2,000 to $2,150 per ounce sold.

Capital expenditures1 guidance is approximately $165 million ±5%, including approximately $90 million of capitalized waste stripping to progress Phase 6 and into the Lao pit, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the annual tailings dam program. The capitalized waste stripping is higher than estimated in the December 2023 technical report due to inclusion of the Lao pit and extension of estimated mine life into 2029.

Exploration

Exploration expenditures for 2026 are expected to be approximately $54 million attributable to IAMGOLD, the majority of which will be expensed. The largest exploration spend will be at the Nelligan Complex of approximately $24 million including the construction of certain infrastructure to support an expanding program, Côté Gold of approximately $5 million attributed to IAMGOLD, and Essakane at approximately $6 million.

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Exploration Guidance 2026

$ millions	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	11	34	45
Exploration projects - brownfield	7	2	9
Total	18	36	54

1. Full year 2026 guidance on capitalized exploration expenditures has also been included in the capital expenditure guidance.

CONFERENCE CALL

IAMGOLD will release its fourth quarter and full year 2025 operating and financial results after market hours on Tuesday, February 17, 2026. Senior management will host a conference call to discuss the operating performance and financial results on Wednesday, February 18, 2026, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q4YE 2025 Conference Call Registration (recommended) - Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (833) 752-3518

International: +1 (647) 846-8209

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=gVmmp0rw

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 9312946.

1 End Notes (excluding tables): This is a non-GAAP financial measure, refer to "Non-GAAP Financial Performance Measures" in the Company's September 30, 2025, MD&A for further information. See also the Cautionary Notes to this press release.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté Gold in partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the heading "About IAMGOLD", and include, but are not limited to, statements with respect to the delisting of the NSUP Shares, Northern Superior ceasing to be a reporting issuer, the anticipated benefits from integrating Northern Superior and its assets, and the expansion and extension of the mineralization at Nelligan.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; the completion of the transaction with Mines d'Or Orbec Inc., including the satisfaction of the conditions precedent to the proposed arrangement, and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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